Exhibit 19

Safety Insurance Group, Inc. Insider Trading Policy

This Insider Trading Policy describes the standards of Safety Insurance Group, Inc. and its subsidiaries (the “Company”) regarding trading in the stock and other securities of the Company while in possession of certain confidential information. This Policy is divided into three parts:

Part I provides a layperson’s explanation of the policy and some general rules;

Part II prohibits trading in certain circumstances and applies to all directors, officers, employees of the Company and their respective immediate family and household members; and

Part III imposes certain additional trading restrictions, some of which apply only to (i) directors of the Company, (ii) executive officers of the Company; and (iii) the employees listed on Appendix A (“Pre-Clearance Persons”), and some of which apply to Pre-Clearance Persons and all employees of the Company (collectively, “Covered Persons”).

Part I

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading isn't about trading as much as it is about using the Company's information for your own profit. More specifically, insider trading occurs when a person takes information that the public does not know (called “material nonpublic information”) that he or she learned through their involvement with the

Company about the Company, its customers, suppliers, or others with which the Company does (or may do) business and (i) uses that information to make decisions to purchase, sell, give away, or otherwise trade the Company’s stock or securities or (ii) provides that information to others outside the Company. The prohibitions against insider trading apply to trades, tips, and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic.” These terms are defined in this Policy under Part II, Section 3 below.

General Rules

The following General Rules are defined and governed more specifically by Part II and Part III below.

1.	Don’t trade while in possession of material nonpublic information.
2.	When in doubt about whether you have material nonpublic information, pre-clear your trades with the Company’s Insider Trading Policy Committee.
3.	If you are a director or an officer, you should pre-clear all trades so that we can ensure that you do not violate federal law and that you make all proper disclosures.
4.	Don’t give “tips” or otherwise share nonpublic information with others.
5.	Discussing private Company information with the public, including with the press or analysts, with customers or suppliers, or online (including social media) could create substantial liability for you and the Company.
6.	Don’t engage in speculative transactions in the Company’s stock.

7.	Don’t allow your immediate family members (or family trust administrators) or any members of your household to violate this Policy.

Part II

1.	Applicability

This Policy applies to all trading or other transactions in the Company’s securities, including common stock and any other securities that the Company may issue, such as preferred stock, notes, bonds, and convertible securities, as well as to derivative securities relating to any of the Company’s securities, even if not issued by the Company.

This Policy applies to all officers of the Company, all members of the Company’s Board of Directors, and all of their respective immediate family members (or family trust administrators), and household members, which, together with certain employees designed in Appendix A, are referred to as “Pre-Clearance Persons”. This Policy also applies to all employees of the Company and their immediate family and household members, as well as any other persons who have access to material nonpublic information about the Company. Collectively, all of the persons to whom this Policy applies are referred to as “Covered Persons”.

2.	General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information
a.	No Covered Person may purchase or sell, or offer to purchase or sell, any Company security, regardless of whether it is issued by the Company, while in possession of material nonpublic information about the Company. (The terms "material" and "nonpublic" are defined in Part II, Section 3(a) and (b) below.)
b.	No Covered Person who knows of any material nonpublic information about the Company may communicate that information to ("tip") any other person whatsoever, including family members and friends, or otherwise disclose such information without the Company's authorization. This includes giving trading advice. For example, "I am not going to share information with you, but I would sell those shares if I were you." is not compliance with this Policy.
c.	No Covered Person may purchase or sell any security of any other company, regardless of whether it was issued by the Company, while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Company. No Covered Person who knows of any such material nonpublic information may tip any other person, including family members and friends, or otherwise disclose such information without the Company's authorization.
d.	For compliance purposes, you should never trade, tip, or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have any reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Insider Trading Policy Committee (which is defined in Part II, Section 3(c) below).
e.	Pre-Clearance Persons must "pre-clear" all trading in securities of the Company in accordance with the procedures set forth in Part III, Section 3 below.

3.	Definitions
a.	Material Insider trading restrictions come into play only if the information you possess is "material." Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:
i.	Actual or projected results, earnings, capital expenditures, dividends, borrowings, reserve redundancies or inadequacies, or material changes in the investment portfolio;
ii.	Monthly reports containing consolidated accounting information or departmental financial performance data;
iii.	Any actual or anticipated upgrade, downgrade or other development in any rating from any rating agency, or any investigation or material action taken by an insurance regulator or other government entity;
iv.	Any action or event which had or is likely to have a significant effect on the Company's anticipated annual revenues or earnings, or which may result in a special or extraordinary charge against earnings or capital;
v.	Cybersecurity risks and incidents, as well as vulnerabilities and breaches, including a significant cybersecurity incident experienced by the Company that has not yet been made public;
vi.	Any non-routine action or event such as a proposed joint venture, merger, acquisition or disposition of stock or assets; introduction of a major new product or service; a change in control or a significant change in management; a call of securities for redemption; a proposed or actual public or private sale of a significant amount of additional securities of the Company; major financing; significant litigation; a significant change in a capital investment plan; significant change in operating or financial circumstances, such as cash-flow reductions, major write-offs and any significant labor disputes; proposed or actual establishment of a program for the Company to repurchase its own shares; a tender offer for another company's securities; and significant changes in the Company's asset values or lines of business;
vii.	Significant non-business matters affecting the market for the Company's securities such as a forthcoming research recommendation by a major brokerage firm, the listing or delisting of the Company's securities, or the intention by any party to buy or sell an unusual amount of securities of the Company; and
viii.	Any of the types of information described above which you may have learned about other companies in the ordinary course of the Company's business or because of special relationships with them, such as business negotiations.

Either positive or negative information may be material. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.

If you are unsure whether information is material, you should consult the Insider Trading Policy Committee before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

b. Nonpublic Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until 9:30 am on the third full trading day after the information was publicly disclosed before you can treat the information as public. See the example in Part III, Section 1(a).

For clarity, examples of nonpublic information may include:

i.	information available to a select group of analysts or brokers or institutional investors;
ii.	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

iii.	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (three full trading days after the public announcement).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Insider Trading Policy Committee or assume that the information is nonpublic and treat it as confidential.

c.

Insider Trading Policy Committee. The Company's Board of Directors has appointed its President and Chief Executive Officer and its Chief Financial Officer to the Insider Trading Policy Committee. The duties of the Insider Trading Policy Committee include, but are not limited to, the following:

i.	assisting with implementation and enforcement of this Policy;
ii.	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up to date with insider trading laws;
iii.	pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part III, Section 3 below; and
iv.	providing approval of any Rule 10b5-1 plans under Part III, Section 1(c) below and any prohibited transactions under Part III, Section 4 below
v.	providing a reporting system with an effective whistleblower protection mechanism.

4.	Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

a.	Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.
b.	Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Insider Trading Policy Committee and must be provided in writing before any activity contrary to the above requirements takes place.
c.	Reporting of Violations. Any Covered Person who violates this Policy or any federal, state or self-regulatory organization rule or law governing insider trading or tipping or knows of any such violation by any other Covered Persons, must report the violation immediately to the Insider Trading Policy Committee. Upon receipt of notice of a potential violation of this Policy, the Insider Trading Policy Committee:
i.	shall make inquiry through the Legal and Regulatory Compliance department or with assistance of outside counsel, to determine whether a violation may have occurred;
ii.	shall report the potential violation of this Policy to the Audit Committee if the Insider Trading Policy Committee concludes a violation occurred or if the Insider Trading Policy Committee is unable to conclude that no violation occurred; and
iii.	upon determining that any such violation has occurred, in consultation with the Company's Audit Committee and, where appropriate, Board of Directors, will determine whether the Company should release any material nonpublic information.

5.	Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact a member of the Insider Trading Policy Committee.

Part III

1.	Blackout Periods

All Pre-Clearance Persons are prohibited from trading in the Company’s securities during blackout periods as defined below.

a. Blackout Periods. Trading in the Company's securities is prohibited during the period beginning at 5:00 p.m., Eastern Standard Time, on the last day of any calendar quarter and ending 9:30 a.m., Eastern Standard Time, on the third full trading day following the Company's public announcement of its quarterly or annual earnings, as the case may be (the "Blackout Period"). During these periods, Pre-Clearance Persons generally possess or are presumed to possess material nonpublic information about the Company's financial results.

For example (and not considering holidays), if the Company issued its quarterly earnings press release after the close of trading on a Thursday, or before the opening of trading on a Friday, the Blackout Period would end at 9:30 a.m. on the following Tuesday. If the press release were instead issued after the market opens on a Friday, then Blackout Period would end at 9:30 a.m. on the following Wednesday.

b. Special Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose Special Blackout Periods during which Pre-Clearance Persons are prohibited from trading in the Company's securities. If the Company imposes a Special Blackout Period, it will notify the Pre-Clearance Persons affected.

2.	Trading Window

Pre-Clearance Persons are permitted to trade in the Company’s securities when no blackout period is in effect (a “Trading Window”). Generally, this means that Pre-Clearance Persons can trade during the period beginning on the day that one Blackout Period ends until the next Blackout Period begins. However, even during this Trading Window, a Covered Person who is in possession of any material nonpublic information should not trade in the Company’s securities until 9:30 a.m. on the third full trading day following the date that the information has been made publicly available or the information is no longer material. In addition, the Company may close this trading window if it imposes a Special Blackout Period on Pre-Clearance Persons until such time as the Special Blackout Period ends.

3.	Pre-clearance of Securities Transactions

a. Because Pre-Clearance Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during a Trading Window, without first pre-clearing all transactions in the Company's securities. See Appendix B.

b.	Subject to the exemption in subsection (d) below, no Pre-Clearance Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior written approval from the Insider Trading Policy Committee. See Appendix B. These procedures also apply to transactions by such person's spouse, dependents, minor children and other persons living in such person's household and to transactions by entities over which such person exercises control. The Insider Trading Policy Committee has no obligation to approve any trade.
c.	The Insider Trading Policy Committee shall record the date each request is received and the date and time each request is approved or disapproved. See Appendix B.
d.	Any Pre-Clearance Person serving on the Insider Trading Policy Committee desiring to purchase or sell Company securities at any time must first receive the written permission of a member of the Insider Trading Policy Committee other than himself or herself.
e.	Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Insider Trading Policy Committee. See Part III, Section 4 below.
4.	Exceptions to Trading Restrictions

a. These trading restrictions do not apply to transactions of Covered Persons (including Pre-Clearance Persons) under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an "Approved 10b5-1 Plan") that:

i.	has been reviewed and approved by the Insider Trading Policy Committee at least two (2) business days in advance of any trades thereunder (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Insider Trading Policy Committee at least two (2) business days in advance of any subsequent trades);
ii.	is entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material nonpublic information about the Company; and
iii.	gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

b. Trades through discretionary accounts and blind trusts, where the investment decision is made by an independent third party without input from the Covered Person (including Pre-Clearance Person) may be exempt from the requirements of this Policy. Acquisitions of shares pursuant to Company-sponsored compensation plans for which the timing and number of shares acquired is not within the discretion of the Covered Person (including Pre-Clearance Person) also may be exempt from this Policy.

5.	Prohibited Transactions

Covered Persons (including Pre-Clearance Persons), as well as any such Covered Person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company’s securities:

i.	Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase, unless the security is subject to forced sale, such as in the case of a merger or acquisition, or unless approved, in writing, by the Insider Trading Policy Committee;
ii.	Short sales. Covered Persons may not sell the Company's securities short;
iii.	Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company's securities;
iv.	Trading on margin. Covered Persons may not hold Company securities in a margin account;
v.	Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities; and
vi.	Pledging. Covered Persons may not pledge Company securities as collateral for a loan unless both the Insider Trading Policy Committee and the Company's Board of Directors provides written approval.